Exhibit 19.1

INSIDER TRADING POLICY

INFINITY NATURAL RESOURCES, INC.

PURPOSE

This Insider Trading Policy provides guidelines with respect to transactions in the securities of Infinity Natural Resources, Inc. and the handling of confidential information about the Company. The Company’s Board of Directors has adopted this Policy to promote compliance with federal, state and foreign securities laws that prohibit certain persons who are aware of material nonpublic information about a company from: (i) trading in securities of that company; or (ii) providing material nonpublic information to other persons who may trade on the basis of that information.

PERSONS SUBJECT TO THE POLICY

This Policy applies to all directors, officers and employees of the Company and its subsidiaries. The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information relating to the Company. This Policy also applies to family members, other members of a person’s household and entities controlled by a person covered by this Policy, as described below.

TRANSACTIONS SUBJECT TO THE POLICY

This Policy applies to transactions in the Company’s securities (collectively referred to in this Policy as “Company Securities”), including the Company’s common stock, options to purchase common stock, or any other type of securities that the Company may issue, including (but not limited to) preferred stock, convertible debentures and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to Company Securities.

INDIVIDUAL RESPONSIBILITY

Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company Securities while in possession of material nonpublic information relating to the Company. Each individual is responsible for making sure that he or she complies with this Policy, and that any Family Member, household member or entity whose transactions are subject to this Policy also comply with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, the General Counsel or any other employee or director pursuant to this Policy (or otherwise) does not insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described below under the heading “Consequences of Violations.”

STATEMENT OF POLICY

It is the policy of the Company that no director, officer or other employee of the Company (or any other person designated by this Policy or by the General Counsel as subject to this Policy) who is aware of material nonpublic information relating to the Company may, directly, or indirectly through family members or other persons or entities:

1.	Engage in transactions in Company Securities, except as otherwise specified in this Policy under the headings “Transactions Under Company Plans and Certain Other Transactions” and “Rule 10b5-1 Plans”;

2.	Recommend the purchase or sale of any Company Securities;

3.

Disclose material nonpublic information to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, including, but not limited to, family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company; or

4.	Assist anyone engaged in the above activities.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excepted from this Policy. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct and for persons covered by the Policy to avoid the serious consequences of a violation of law.

DEFINITION OF MATERIAL NONPUBLIC INFORMATION

Material Information: Information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. Any information that could be expected to affect a company’s stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

•	Projections of future earnings or losses, or other earnings guidance;

•	Major changes in the Company’s expected production including the non-public information about production from new wells;

•	Changes in the Company’s proved reserves;

•	Changes to previously announced earnings guidance, or the decision to suspend earnings guidance;

•	A pending or proposed merger, acquisition or tender offer;

•	A pending or proposed acquisition or disposition of a significant asset, including significant oil and gas leases;

•	A pending or proposed joint venture;

•	A Company restructuring;

•	Significant related party transactions;

•	A change in dividend policy, the declaration of a stock split or an offering of additional securities;

•	Bank borrowings or other financing transactions out of the ordinary course;

•	The establishment of a repurchase program for Company Securities;

•	A change in the Company’s pricing or cost structure;

•	Major oil or gas marketing changes;

•	A change in senior management;

•	A change in auditors or notification that the auditor’s reports may no longer be relied upon;

•	Development of a significant new reservoir, completion technique or geographic area;

•	Pending or threatened significant litigation, or the resolution of such litigation;

•	Impending bankruptcy or the existence of severe liquidity problems;

•	The gain or loss of a significant customer, service company or supplier;

•	Significant cybersecurity incidents; and

•	The imposition of a ban on trading in Company Securities or the securities of another company.

If you are unsure whether information is material, consult the General Counsel before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend trading in Company Securities or assume that the information is material.

When Information is Considered Public: Non-public information is just that – it is information that has not been disclosed to the public by the Company. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been sufficiently disseminated. Information generally would be considered sufficiently disseminated if it has been disclosed through press releases, newswire services, a broadcast on widely-available radio or television programs, publication in a widely-available newspaper, magazine or news website or public disclosure documents filed with the Securities and Exchange Commission (“SEC”) that are available on the SEC’s website. By contrast, information would likely not be considered sufficiently disseminated if it is available only to the Company’s employees, or if it is only available to a select group of analysts, brokers and institutional investors.

Once information is sufficiently disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. We believe that given the rapid dissemination of information in the current environment, information can be considered fully absorbed by the marketplace after the first business day after the day on which the information is released. If, for example, the Company were to make an announcement on a Monday, you should not trade in Company Securities until Wednesday. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material nonpublic information and if so the Company will communicate that to all employees.

TRANSACTIONS BY FAMILY MEMBERS AND OTHERS

This Policy applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household and any family members who do not live in your household but whose transactions in Company Securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company Securities. You are responsible for the transactions of these other persons and therefore should make them aware of the need to tell you and get your approval before they trade in Company Securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. This Policy does not apply to personal securities transactions of family members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your family members such as a financial advisor who has been delegated authority to use their own discretion to trade securities.

TRANSACTIONS BY ENTITIES THAT YOU INFLUENCE OR CONTROL

This Policy applies to any entities that you influence or control, including any corporations, partnerships, trusts, estates, retirement accounts, college savings plans (i.e. 529 plans) or any other entity, and transactions by you for such an entity should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.

TRANSACTIONS UNDER COMPANY PLANS AND CERTAIN OTHER TRANSACTIONS

This Policy does not apply in the case of the following transactions, except as specifically noted:

1.

Stock Option Exercises: This Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of, or the tax liability associated with, an option.

2.

Restricted Stock Awards: This Policy does not apply to the vesting of restricted stock or restricted stock units, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock or restricted stock units. The Policy does apply, however, to any market sale of the Company Securities received upon such vesting.

3.

401(k) Plan: This Policy does not apply to purchases of Company Securities in the Company’s 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This Policy does apply, however, to certain elections you may make under the 401(k) plan, including: (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund; (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (c) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance; and (d) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

4.

Employee Stock Purchase Plan: This Policy does not apply to purchases of Company Securities in the employee stock purchase plan resulting from your periodic or lump sum contribution of money to the plan pursuant to the election you made at the time of your enrollment in the plan. This Policy does apply, however, to your initial election to participate in the plan, changes to your election to participate in the plan for any enrollment period, and to your sales of Company Securities purchased pursuant to the plan.

5.

Dividend Reinvestment Plan: This Policy does not apply to purchases of Company Securities under the Company’s dividend reinvestment plan resulting from your reinvestment of dividends paid on Company Securities. This Policy does apply, however, to voluntary purchases of Company Securities resulting from additional contributions you choose to make to the dividend reinvestment plan, and to your election to participate in the plan or increase your level of participation in the plan. This Policy also applies to your sale of any Company Securities purchased pursuant to the plan.

6.	Other Similar Transactions: Any other purchase of Company Securities from the Company or sales of Company Securities to the Company are not subject to this Policy.

7.	Mutual Funds: Transactions in mutual funds you own that are invested in Company Securities are not transactions subject to this Policy.

8.

Bona Fide Gifts: Bona fide gifts of Company Securities are not transactions subject to this Policy, unless the person making the gift knows or is reckless in not knowing that the recipient intends to sell the Company Securities while the person making the gift is aware of material nonpublic information, or the person making the gift is subject to the trading restrictions specified below under the heading “Pre-Clearance and Blackouts” and the sales by the recipient of the Company Securities occur during a Blackout Period (as defined below).

SPECIAL AND PROHIBITED TRANSACTIONS

The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if the persons subject to this Policy engage in certain types of transactions. It therefore is the Company’s policy that any persons covered by this Policy may not engage in any of the following transactions, or should otherwise consider the Company’s preferences as described below:

Short-Term Trading: Short-term trading of Company Securities may be distracting to the person and may unduly focus the person on the Company’s short-term stock market performance instead of the Company’s long-term business objectives. For these reasons, any director, officer or other employee of the Company who purchases Company Securities in the open market is strongly discouraged from selling any Company Securities of the same class during the six months following the purchase (or vice versa) (each such transaction, a “short-term trade”). Any person wishing to effectuate a short-term trade must first submit such proposed trade for approval by the General Counsel. Any request for pre-clearance of a short-term trade or similar arrangement must be submitted to the General Counsel at least two weeks prior to the effectuation of the proposed trade and must set forth a justification for such short-term trade.

Short Sales: Short sales of Company Securities (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company’s prospects. In addition, short sales may reduce a seller’s incentive to seek to improve the Company’s performance. For these reasons, short sales of Company Securities are prohibited. In addition, Section 16(c) of the Securities Exchange Act of 1934, as amended prohibits officers and directors from engaging in short sales. (Short sales arising from certain types of hedging transactions are governed by the paragraph below captioned “Hedging Transactions.”)

Publicly-Traded Options: Given the relatively short term of publicly-traded options, transactions in options may create the appearance that a director, officer or employee is trading based on material nonpublic information and focus a director’s, officer’s or other employee’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in put options, call options or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy. (Option positions arising from certain types of hedging transactions are governed by the next paragraph below.)

Hedging Transactions: Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such hedging transactions may permit a director, officer or employee to continue to own Company Securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same objectives as the Company’s other shareholders. Therefore, the Company prohibits you from engaging in such transactions.

Margin Accounts and Pledged Securities: Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledger is aware of material nonpublic information or otherwise is not permitted to trade in Company Securities, directors, officers and other employees are prohibited from holding Company Securities in a margin account or otherwise pledging Company Securities as collateral for a loan. (Pledges of Company Securities arising from certain types of hedging transactions are governed by the paragraph above captioned “Hedging Transactions.”)

Standing and Limit Orders: Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans, as described below) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result, the broker could execute a transaction when a director, officer or other employee is in possession of material nonpublic information. The Company therefore discourages placing standing or limit orders on Company Securities. If a person subject to this Policy determines that they must use a standing order or limit order, the order should be limited to short duration and should otherwise comply with the restrictions and procedures outlined below under the heading “Pre-Clearance and Blackouts.”

PRE-CLEARANCE AND BLACKOUTS

The Company has established procedures in order to assist the Company in the administration of this Policy, to facilitate compliance with laws prohibiting insider trading while in possession of material nonpublic information, and to avoid the appearance of any impropriety. These additional procedures are applicable only to those individuals described below.

Pre-Clearance Procedures: Directors, officers, accounting and finance employees with the title of director or higher, investor relations employees, legal department employees, any employees on the Company’s disclosure committee and any persons designated by the General Counsel as being subject to these procedures, as well as the family members and controlled entities of such persons (“Covered Senior Persons”), may not engage in any transaction in Company Securities without first obtaining pre-clearance of the transaction from the General Counsel. A request for pre-clearance should be submitted to the General Counsel at least two business days in advance of the proposed transaction. The General Counsel is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Company Securities, and should not inform any other person of the restriction.

When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any material nonpublic information about the Company, and should describe fully those circumstances to the General Counsel. The requestor should also indicate whether he or she has effected any non-exempt “opposite-way” transactions within the past six months, and should be prepared to report the proposed transaction on an appropriate Form 4 or Form 5. The requestor should also be prepared to comply with SEC Rule 144 and file Form 144, if applicable, at the time of any sale.

If a person seeks pre-clearance and permission to engage in the transaction is granted then, absent an exception granted by the General Counsel, such trade must be effected within three business days of receipt of pre-clearance or such shorter period of time as specified by the General Counsel. Such person must promptly notify the General Counsel following the completion of the transaction. A person who has not effected a transaction within the time limit may not engage in such transaction without again obtaining pre-clearance of the transaction from the General Counsel.

In the event the General Counsel is the person who is seeking pre-clearance and permission to engage in a transaction, he or she may be granted preclearance by the Chief Executive Officer or the Chief Financial Officer.

Quarterly Blackout Periods: Employees and directors of the Company may not conduct any transactions involving Company Securities (other than as specified by this Policy) during any “Blackout Period” as designated by the General Counsel. The General Counsel will also designate the “Window Period” in which employees and directors of the Company may conduct transactions in Company Securities.

Event-Specific Blackout Periods: From time to time, an event may occur that is material to the Company and is known by only a few directors, officers and/or employees. So long as the event remains material and nonpublic, the persons designated by the General Counsel may not trade Company Securities. In addition, the Company’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the General Counsel, designated persons should refrain from trading in Company Securities even sooner than the typical Blackout Period described above. In that situation, the General Counsel may notify these persons that they should not trade in Company Securities, without disclosing the reason for the restriction. The existence of an event-specific trading restriction period or extension of a Blackout Period will not be announced to the Company as a whole and should not be communicated to any other person. Even if the General Counsel has not designated you as a person who should not trade due to an event-specific restriction, you should not trade while aware of material nonpublic information.

Exceptions. The quarterly trading restrictions and event-driven trading restrictions do not apply to those transactions to which this Policy does not apply, as described above under the headings “Transactions Under Company Plans and Certain Other Transactions.” Further, the requirement for pre-clearance, the quarterly trading restrictions and event-driven trading restrictions do not apply to transactions conducted pursuant to approved Rule 10b5-1 plans, described under the heading “Rule 10b5-1 Plans.”

RULE 10B5-1 PLANS

Rule 10b5-1 under the Exchange Act provides an affirmative defense to insider trading allegations under federal law. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Company Securities that meets the conditions specified in the Rule (a “Rule 10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, Company Securities may be purchased or sold without regard to certain insider trading restrictions described in this Policy.

To comply with the Policy, the adoption, modification or early termination of a Rule 10b5-1 Plan must be approved by the General Counsel, and all Rule 10b5-1 Plans must meet the requirements of Rule 10b5-1. Any Rule 10b5-1 Plan must be submitted for approval five days prior to the entry into the Rule 10b5-1 Plan, and any proposed modifications or terminations thereof must be submitted for approval at least three days prior to the consummation of such actions. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required.

In addition, a Rule 10b5-1 Plan may be entered into or modified only (i) at a time when the person entering into, or modifying the plan is not aware of material nonpublic information about the Company or Company Securities and (ii) in the case of Covered Senior Persons, during an open Window Period. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.

Once a Rule 10b5-1 Plan is pre-cleared and is adopted or modified, it is subject to a “cooling-off” period before execution of the first trade. The “cooling-off” period for directors and officers subject to Section 16 of the Exchange Act ends on the later of: (1) 90 days following the Rule 10b5-1 Plan adoption or modification or (2) two business days following the disclosure in Form 10-Q or Form 10-K of the Company’s financial results for the fiscal quarter in which the Rule 10b5-1 Plan was adopted or modified (however, the cooling-off period will not exceed 120 days following plan adoption or modification). For all other individuals, a 30-day cooling-off period is required.

A person may not enter into overlapping Rule 10b5-1 Plans (subject to certain exceptions) and may only enter into one single-trade Rule 10b5-1 Plan during any 12-month period (subject to certain exceptions). Directors and officers subject to Section 16 of the Exchange Act must include a representation in their Rule 10b5-1 Plan certifying that: (i) they are not aware of any material nonpublic information; and (ii) they are adopting the Rule 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions in Rule 10b-5.

All persons entering into a Rule 10b5-1 Plan must act in good faith with respect to that plan.

POST-TERMINATION TRANSACTIONS

This Policy continues to apply to transactions in Company Securities even after termination of service to the Company. If an individual is in possession of material nonpublic information when his or her service terminates, that individual may not trade in Company Securities until that information has become public or is no longer material. The pre-clearance procedures specified under the heading “Pre-Clearance and Blackouts” above, however, will cease to apply to transactions in Company Securities upon the expiration of any Blackout Period or other Company-imposed trading restrictions applicable at the time of the termination of service.

CONSEQUENCES OF VIOLATIONS

The purchase or sale of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in possession of such information, is prohibited by federal and state laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys and state enforcement authorities as well as the laws of foreign jurisdictions.

Punishment for insider trading violations is severe and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel. Regulators have also prosecuted insider trading violations where an employee or insider has traded in the stock of another related company based on material nonpublic information learned in connection with their employment or role as an insider.

In addition, an individual’s failure to comply with this Policy may subject the individual to Company-imposed sanctions, including dismissal for cause, whether or not the employee’s failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.

COMPANY TRANSACTIONS

The Company will not engage in transactions in the Company’s equity securities (as defined in the Exchange Act) while aware of material nonpublic information relating to the Company or Company Securities, except for:

•	transactions with plan participants (or their permitted assignees) pursuant to an equity-based compensation plan of the Company;

•

transactions with holders of outstanding options, warrants, rights, convertible securities or other derivative securities that are issued by the Company and that result from the holder’s exercise, conversion or other election pursuant to the terms of the security or result from the Company’s exercise, notice of redemption or conversion, or other election made pursuant to the terms of the security;

•	transactions made pursuant to Rule 10b5-1 Plans as then in effect;

•

transactions with counterparties who are at the time also aware of the material nonpublic information or who acknowledge, agree or represent that they are aware that the Company may possess material nonpublic information but are not relying on the disclosure or omission to disclose to them of any such information; or

•	any other transaction expressly authorized by the Board or any committee thereof, or by senior management in consultation with the General Counsel.

COMPANY ASSISTANCE

Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the General Counsel, who can be reached by telephone at [***] or by e-mail at [***].